SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004 (November 11, 2004)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This report on Form 6-K contains information relating to Ansell Limited’s share buy-back offer. United States residents should refer to the terms of the offer described in the Schedule TO filed with the Securities and Exchange Commission by Ansell Limited on October 14, 2004, as amended.

NEWS RELEASE

Ansell Limited
A.B.N. 89 004 085 330
Level 3, 678 Victoria Street
Richmond, Victoria 3121, Australia
GPO Box 772H Melbourne
Victoria 3001, Australia
Telephone (+613) 9270 7270
Facsimile (+613) 9270 7300
www.ansell.com

11 November 2004

EXTENSION OF OFF MARKET BUY-BACK

Ansell Limited hereby announces the extension of the closing date for its Off Market Buy-Back. The extension is due to different jurisdictional requirements between Australia and the U.S. Under U.S. regulations the Company has to extend the offer an additional 10 business days to allow Shareholders more time to assess the final Buy-Back price, as set by the Company on November 9, 2004 at A$9.20 per share. The Buy-Back price itself is unchanged.

The Buy-Back commenced on October 14, 2004 and holders of Ordinary Shares now have until 5.00 p.m., Melbourne time, on Friday, November 26, 2004 (1.00 a.m., U.S. Eastern Standard Time) and holders of ADSs now have until 5.00 p.m., U.S. EST, on Tuesday, November 23, 2004 to accept/tender, amend or withdraw previous acceptances/tenders, unless further extended.

As of close of business on November 11th, almost 21 million shares had been tendered, well above the number required to successfully complete the Buy-Back. At the close of the Buy-Back, if acceptances/tenders remain in excess of the A$155 million maximum, a scale back will occur. The result of this scale back will be announced on Monday, November 29, 2004.

Shareholders are urged to read the Buy-Back document carefully before deciding to participate in the Buy-Back and consult with their financial, tax or other advisers to make an informed decision. General enquiries can be directed to the Computershare Investor Shareholder information lines on 1300 726 419 within Australia or (613) 9425 4218 from outside Australia. US resident shareholders should call Georgeson Shareholder, Information Agent, toll free on 1-800-506-7187.

This press release includes “forward-looking statements” (within the meaning of the United States Securities Exchange Act of 1934, as amended) and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. These forward-looking statements relate to our expectations and beliefs regarding future events, including, but not limited to, the occurrence of any potential scale back which is inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We believe that a number of important factors, risks and uncertainties could cause our actual results to differ from statements made in this release, including, without limitation, fluctuating foreign currency exchange rates, market acceptance and participation in the offer, and other risk factors detailed in our filings with the SEC and ASX. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, planned for, estimated, expected or projected.

For further information:

Media	Investors & Analysts

Australia	USA	Australia

Peter Brookes	Rustom Jilla	David Graham
Cannings	Chief Financial Officer	General Manager – Finance & Treasury
Tel: (61) 0407 911 389	Tel: (1732) 345 5359	Tel: (613) 9270 7215 or (61) 0401 140749
Email: pbrookes@cannings.net.au	Email: rjilla@ansell.com	Email: dgraham@ap.ansell.com

Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM

Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: November 11, 2004